Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

DECLARATION AND PAYMENT OF QUARTERLY DIVIDEND

Melco Crown Entertainment Limited (the “Company”) is pleased to announce that on February 12, 2015, the board of directors of the Company (the “Board”) considered and approved the declaration and payment of a quarterly dividend of US$0.0171 per ordinary share of the Company for the fourth quarter of 2014 (the “Quarterly Dividend”).

The Quarterly Dividend will be paid on or about March 16, 2015 to the shareholders of the Company (the “Shareholders”) whose names appear on the register of members of the Company at the close of business on March 4, 2015, being the record date for determination of entitlements to the Quarterly Dividend.

The register of members of the Company will be closed from March 3, 2015 to March 4, 2015 (both days inclusive) for the purpose of determining the entitlements of the Shareholders to the Quarterly Dividend, during which period no transfer of shares in the Company will be effected. In order to qualify for the Quarterly Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on March 2, 2015.

The payment of the Quarterly Dividend will be made in Hong Kong dollars for the Shareholders and in United States dollars for the holders of American Depositary Share(s) of the Company (“ADS”), each of which presents three ordinary shares. The Quarterly Dividend in Hong Kong Dollars will be paid to the Shareholders based on an exchange rate of US$1.00 to HK$7.7545 (representing the average of selling and buying telegraphic transfer rates quoted by The Hong Kong Association of Banks in Hong Kong on February 12, 2015). Accordingly, the Quarterly Dividend in Hong Kong dollars will be approximately HK$0.1326 per ordinary share.

The Quarterly Dividend of approximately US$0.0513 per ADS, less any applicable fees and charges, will be paid on or about March 16, 2015 by the depositary, in cash in US dollars, to ADS holders of record as of March 4, 2015 in accordance with the deposit agreement.

By order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, February 12, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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